US AIRWAYS GROUP, INC.

                                                  May 27, 1997

          Securities and Exchange Commission
          Judiciary Plaza
          450 Fifth Street, N.W.
          Washington, D.C.  20549

          Attention:  Jaea F. Hahn, Mail Stop 7-7

               Re:  US Airways Group, Inc.
                    Registration Statement on Form S-1
                    File No. 333-25967
                    ----------------------------------
          Dear Ms. Hahn:

                    Pursuant to Rule 477 under the Securities Act of 1933, as amended, the undersigned hereby requests that the registration statement referenced above, filed by US Airways Group, Inc. (the "Company") with the Securities and Exchange Commission on April 28, 1997, be withdrawn. The securities of the Company contemplated to be offered by such registration statement, which were owned by an affiliate of British Airways plc, have been sold.

                    Thank you for your attention to this matter.
          Please feel free to contact Neil Freeman of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7026 with any questions you may have regarding the registration statement.

                                   Very truly yours,

                                   US AIRWAYS GROUP, INC.

                                  By: /s/ Lawrence M. Nagin
                                      -----------------------
                                      Lawrence M. Nagin, Esq.
                                      Executive Vice President -
                                      Corporate Affairs and
                                       General Counsel and Agent
                                      for Service named in the
                                       Registration Statement

          cc:  Peter Allan Atkins, Esq.
               C. Kevin Barnette, Esq.
               Dennis C. Sullivan, Esq.